Exhibit 99.1

ElectraMeccanica’s SOLO EV Selected as Exclusive Vehicle for Celebrity Race during Canadian E-Fest

Company’s Flagship SOLO EV to be Showcased at International All-Electric Street Racing Series

VANCOUVER, British Columbia, Sept. 30, 2021 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the "Company"), a designer and manufacturer of electric vehicles revolutionizing the urban driving experience, today announced that its flagship SOLO EV has been selected as the exclusive vehicle used in a celebrity race on July 1st, 2022 at the Canadian E-Fest, a three-day festival that showcases the latest innovations in the EV space.

The Canadian E-Fest—which includes various events such as a sustainability conference, concerts, a variety of fan experiences and a celebrity race—precedes the 2022 Vancouver E-Prix, an all-electric international street-racing series culminating in the ABB FIA Formula E World Championship on July 2, 2022. The celebrity race, which features several well-known personalities from cinema, music and professional sports, will compete in ElectraMeccanica’s SOLO EV – an all-electric, single-seat, three-wheeled electric vehicle that is revolutionizing the urban driving experience.

“Our participation as the exclusive vehicle for the celebrity race at the Canadian E-Fest is a testament to the fun and unique driving experience that our flagship SOLO EV provides,” said Kevin Pavlov, CEO of ElectraMeccanica. “Formula E is the premier zero-emissions racing series globally and our partnership through the Canadian E-Fest —which is just a short distance from our headquarters in Vancouver, Canada— is an excellent way to support this purpose-driven, global initiative towards vehicle electrification.”

ElectraMeccanica began production of the SOLO EV a year ago with its manufacturing partner and strategic investor, Zongshen Industrial Group. The initial production vehicles were primarily used for retail expansion, test drive events, fleet demonstrations, marketing and final on-road engineering enhancements. Recently, the Company announced that it will begin customer deliveries of the SOLO EV beginning October 4, 2021 and steadily increase deliveries to pre-order customers as production ramps. To pre-order a custom SOLO EV, please click here.

“It will be a fun Friday afternoon when the 12 SOLO EVs hit the Formula E Vancouver E-Prix circuit driven by 12 celebrities. The Canadian E-Fest is all about electric mobility and the Celebrity race fits this theme perfectly,” said Matthew Carter, President of OSS Group, a promoter for Canadian E-Fest.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500. The SOLO is currently available for pre-orders here. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement
Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans", “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Investor Relations Contact
MZ Group
(949) 259-4987
SOLO@mzgroup.us

Public Relations Contact
Amy Pandya
R&CPMK
(310) 967-3418
amy.pandya@rogersandcowanpmk.com

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/e522e8a4-b081-48f0-b0bf-1c966f547277

ELECTRAMECCANICA’S FLAGSHIP, SINGLE-SEAT ELECTRIC VEHICLE

ELECTRAMECCANICA’S FLAGSHIP, SINGLE-SEAT ELECTRIC VEHICLE

Source: ElectraMeccanica Vehicles Corp.

Released September 30, 2021